Exhibit 99.1

CENTOGENE Announces Preliminary Full Year 2023 Revenue

CAMBRIDGE, Mass. And ROSTOCK, Germany and BERLIN, January 18, 2024 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced preliminary unaudited revenue for full year 2023 between approximately €48.5 million and €49.0 million, reflecting a growth rate over 2022 in the mid-single digits.

“2023 was a year of focus and transformational changes for CENTOGENE. We strengthened our leading Diagnostic portfolio and launched additional data and wet lab solutions to accelerate drug discovery, development, and commercialization for Pharma. We also expanded our partnership model with the formation of a new joint venture (JV) in Saudi Arabia to provide state-of-the-art genomic and multiomic testing services. Under this collaboration, we received $10 million in upfront JV milestone payments, following an initial $30 million investment into CENTOGENE. In the second half of 2023, we experienced a lag in Pharma program timelines, which impacted our full year 2023 Pharma segment revenue. Our Diagnostics business grew in line with the industry,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “Heading into 2024, our Pharma orderbook is set to hit new record levels. We attribute our strong pipeline of Pharma orders in 2024 to the investments made in building a fully resourced commercial team in our Pharma business. In addition to pipeline growth, we have extended our relationships with existing biopharma partners, as well as formed collaborations with 10 new partners.”

More details will be available when the Company releases its annual financial results for the full year 2023 on form 20-F. The Company expects to report its full year 2023 results in April, at which time the Company will discuss its 2023 financial results in more detail.

The Company’s unaudited, preliminary 2023 revenue results are based on current expectations and may be adjusted as a result of, among other things, completion of annual audit procedures. This financial information does not represent a comprehensive statement of the Company’s financial results for the second half and full year 2023 and remains subject to the completion of financial closing procedures and internal reviews.

Cautions Regarding Preliminary Estimates

The foregoing preliminary financial information reflects management’s current expectations with respect to the Company’s financial results for its second half and full year 2023. Such preliminary financial information is subject to the finalization and closing of the accounting books and records of the Company, which have yet to be fully performed, as well as completion of audit procedures by the Company’s independent public accountants. Accordingly, the foregoing preliminary financial information should not be viewed as a substitute for full, audited annual financial statements prepared in accordance with applicable accounting standards. In the course of preparing and finalizing the Company’s financial statements for the full year ended December 31, 2023, these preliminary estimates will be subject to change, and the Company may identify items that will require it to make adjustments to such estimates. For these or other reasons, these preliminary financial estimates may not ultimately be indicative of the Company’s results for its second half and full year ended December 31, 2023, and actual results may differ materially from those described above. No independent registered public accounting firm has reviewed, examined, or performed any procedures with respect to, nor have they expressed any form of assurance on, these preliminary estimated results.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 800,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 285 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “is set to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, changes in our mix of customers and partners and their order practices with respect to our products and solutions, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com